Exhibit 99.1

NEWS RELEASE

Precision Drilling Trust Completes Conversion To Corporation

Calgary, Alberta, Canada – June 1, 2010

Precision Drilling Corporation ("Precision" or the "Corporation") is pleased to announce the completion of the previously announced reorganization of Precision Drilling Trust (the "Trust") to a corporation (the "Conversion").  Pursuant to the Conversion, all outstanding units of the Trust and all outstanding exchangeable units of Precision Drilling Limited Partnership were exchanged for common shares of the Corporation on a one-for-one basis.

The common shares of Precision are expected to commence trading on the Toronto Stock Exchange, under the symbol "PD" on or about June 4, 2010, and on the New York Stock Exchange, under the symbol "PDS", on or about June 2, 2010.  Trust units are delisted concurrent with the commencement of trading of the common shares in each case.

Most holders of trust units are not required to take any action as your broker will facilitate the conversion from units to shares.  Registered Unitholders, who hold certificates directly, are reminded to follow the “Procedure for Exchange on Securities” on page 31 of the April 7, 2010 Information Circular which can be found at http://www.precisiondrilling.com/InvestorCentre/AnnualMeeting.cfm

“Precision is pleased to have the conversion completed and the benefits that come with a corporate capital structure which is well understood in all capital markets.  This is an important step in our high performance high value strategic growth plan”, stated Kevin Neveu, President and Chief Executive Officer of Precision.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry.  Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.

For further information, please contact: David Wehlmann, Executive Vice President, Investor Relations

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S. W.
Calgary, Alberta, Canada T2P 3Y7
Website:  www.precisiondrilling.com